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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                MBNA CORPORATION
                                (Name of Issuer)

                                 MBNA CAPITAL C
                       (Name of Person Filing Statement)

                   7.50% CUMULATIVE PREFERRED STOCK, SERIES A
                         (Title of Class of Securities)

                                   55262L209
                     (CUSIP Number of Class of Securities)

                                M. Scot Kaufman
               Executive Vice President, Chief Financial Officer
                          and Chief Accounting Officer
                        Wilmington, Delaware 19884-0864
                                 (800) 362-6255

      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person Filing Statement)

                                   Copies to:
                                 -------------

             John W. Scheflen                   John B. Tehan, Esq.
         Executive Vice President           SIMPSON THACHER & BARTLETT
       General Counsel & Secretary            425 Lexington Avenue
           MBNA CORPORATION                  New York, New York  10017
    Wilmington, Delaware  19884-0616             (212) 455-2000
           (800) 362-6255

                               FEBRUARY 27, 1997
(Date Tender Offer First Published, Sent or Given to Security Holders)

                  This Final Amendment to the Issuer Tender Offer Statement is being filed with the Securities and Exchange Commission by MBNA Capital C (the "Trust"), in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-21181) regarding an offer (the "Offer") to holders of Series A Preferred Stock of MBNA Corporation (the "Preferred Shares") of 8.25% Trust Originated Preferred SecuritiesSM ("TOPrSSM"), representing undivided beneficial interests in the assets of the Trust (the "Preferred Securities"), for any and all Preferred Shares validly tendered and accepted for exchange in the Offer. The Offer terminated at 12:00 midnight on Wednesday, March 26, 1997, and resulted in the exchange of 1,452,118 Preferred Shares for 1,452,118 Preferred Securities.

SM "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.

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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 1997                   MBNA CAPITAL C


                                       By: /s/ John W. Scheflen
                                          -----------------------------
                                          Name:  John W. Scheflen
                                          Title: Administrative Trustee